Exhibit 99.1

2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax: 33 (1) 47 44 68 21

Catherine ENCK
Tel.: 33 (1) 47 44 37 76

Patricia MARIE
Tel.: 33 (1) 47 44 45 90

Paul FLOREN
Tel.: 33 (1) 47 44 45 91

Christine de CHAMPEAUX
Tel.: 33 (1) 47 44 47 49

Bertille ARON
Tel.: 33 (1) 47 44 67 12

Mary DWYER
Tel.: 33 (1) 47 44 21 19

Isabelle CABROL
Tel.: 33 (1) 47 44 64 24

Charles-Edouard ANFRAY
Tel.: 33 (1) 47 44 65 55

Franklin BOITIER
Tel.: 33 (1) 47 44 59 81

Philippe GATEAU
Tel.: 33 (1) 47 44 47 05

TOTAL S.A.
Capital 6 525 530 660 euros
542 051 180 R.C.S. Nanterre

www.total.com

Joint Venture Project between Total and Sinochem
to set up a Service Station Network in Northern China

Paris and Beijing — October 9th, 2004 - Total and Sinochem signed today a joint venture agreement to set up a network of 200 service stations around Bohai Sea in Northern China, with a global investment of around $120 million. This joint venture, 49% Total and 51% Sinochem, is subject to the approval of the Chinese authorities.

Total and Sinochem have been associated for more than 10 years in one of the country’s main refineries, located in Dalian, in the North. This new association aims to develop a high-potential network around Beijing and Tianjin and in the Hebei and Liaoning provinces, an area with some 133 million inhabitants.

Sinochem, as one of the Chinese oil companies, is specialized in oil refining, logistics and trading, as well as chemicals manufacturing and trading.

“This investment is in line with Total’s strategy of expanding its oil distribution operations in China, with a medium term objective of integration between its refining and marketing activities”, said Thierry Desmarest, Chairman and CEO of Total, when the agreement was signed in Beijing. In addition to its interest in the Dalian refinery, Total is already present in the oil downstream with service stations in Wuhan (Hubei province), Elf and Total-branded lubricants, liquid petroleum gas, special fluids, petrochemicals and specialty chemicals.

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Total is the 4th largest oil and gas company in the world with operations in more than 130 countries. Total’s activities cover the whole energy chain of the petroleum and gas industry: exploration, oil and gas production, refining and marketing, trading and power generation. The Group is also a major player in chemicals. Total has more than 110,000 employees worldwide. More information can be found on the company’s website: www.total.com

Sinochem Corp. is a large state-owned Chinese enterprise and one of the four national oil companies. It is also the country’s largest fertilizer importer and phosphate and compound fertilizer producer. To learn more, go to: www.sinochem.com

Media Relations:
Total
Paris	Christine de Champeaux, Tel.: +33 (0)1 47 44 47 49 or +33 (0)6 82 82 71 71, Fax: +33 (0)1 47 44 68 21
Beijing	Jean-Louis Petit General Manager of Total China Tel.: +8610 6505 2921 (ext 701/702) Fax: +8610 6505 1881
Sinochem
Beijing	ZHANG Xinghua, Sinochem Chairman assistant Tel.: +8610 8807 8895 Fax: +8610 8807 8890